SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 2)1

                         Signal Technology Corporation
                    ----------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                   826675100
                  -------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)



-----------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 826675100                13G                        Page 2 of 7 Pages


-------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Bernard P. O'Sullivan
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
                                                              (A)     [ ]
                                                              (B)     [X]
-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         The United States of America
-------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

                                     514,252 (See Item 4.)
                            ---------------------------------------------------
        NUMBER OF            6       SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY                    105,700 (See Item 4.)
           EACH             ---------------------------------------------------
        REPORTING            7       SOLE DISPOSITIVE POWER
          PERSON
           WITH                      220,967 (See Item 4.)
                            ---------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                     105,700 (See Item 4.)
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         619,952 (See Item 4.)
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.1%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
-------------------------------------------------------------------------------


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CUSIP No. 826675100                13G                        Page 3 of 7 Pages


ITEM 1(A).     NAME OF ISSUER:

               Signal Technology Corporation (the "Company")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               222 Rosewood Drive
               Danvers, Massachusetts 01923

ITEM 2(A).     NAME OF PERSON FILING:

               Bernard P. O'Sullivan

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               176 South Collier Boulevard
               Marco Island, Florida 34145

ITEM 2(C).     CITIZENSHIP:

               The United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share, (the "shares")

ITEM 2(E).     CUSIP NUMBER:

               826675100

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CUSIP No. 826675100                13G                        Page 4 of 7 Pages


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e)  [ ]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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CUSIP No. 826675100                13G                        Page 5 of 7 Pages


ITEM 4. OWNERSHIP:

     (a) Amount beneficially owned:
     (b) Percent of class:
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 514,252 (1)
         (ii)  Shared power to vote or direct the vote: 105,700 (2)
         (iii) Sole power to dispose or direct the disposition of: 220,967
         (iv)  Shared power to dispose or direct the disposition of: 105,700 (2)
                (1)  Includes: (a) 117,991 shares of which the Reporting
                     Person has the right to vote, but of which William L. Murphy has the entire right to dispose and direct or indirect pecuniary interest; (b) 54,000 shares held by a trust of which the Reporting Person's grandchildren are beneficiaries and the Reporting Person has the sole voting power and his wife and son have joint investment power; and (c) 121,294 shares held by a trust of which the Reporting Person's children are beneficiaries and of which the Reporting Person has sole voting power and his wife and nephew have joint investment power. Does not include 50,167 shares held by the Reporting
                     Person's spouse. The Reporting Person disclaims beneficial ownership over all such shares.

                (2) Includes 105,700 held jointly by the Reporting Person and his spouse.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
        ANOTHER PERSON:

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
        ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
        HOLDING COMPANY:

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not applicable.


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CUSIP No. 826675100                13G                        Page 6 of 7 Pages


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATIONS:

          Not applicable.



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CUSIP No. 826675100                13G                        Page 7 of 7 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2/14/00
----------------
(Date)


                                           /s/ Bernard P. O'Sullivan
                                           -----------------------------
                                           Bernard P. O'Sullivan